

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-Mail
Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
Navigators Group, Inc.
400 Atlantic Street
Stamford, CT 06901

   Re: Navigators Group, Inc.
     Form 10-K for the year ended December 31, 2012
     Filed March 1, 2013
     File No. 000-15886

Dear Mr. DeFalco:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

  Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

        Sincerely,

        /s/ Jeffrey P. Riedler

        Jeffrey P. Riedler
        Assistant Director